Mail Stop 4561

October 27, 2009

Paul Roszel, President and CEO
RecycleNet Corporation
175 East 400 South, Suite 900
Salt Lake City, Utah 84111

> **Re:** **RecycleNet Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed October 20, 2009**
> **File No. 000-30550**

Dear Mr. Roszel:

We have reviewed your filing, and your response letter dated October 19, 2009, and have the following comments. Where prior comments are referenced, they refer to our letter dated October 6, 2009.

General

1. We note that your response letter has not been signed by Mr. Roszel. Please include the Tandy representations with your next response letter, and ensure that the letter is signed by an authorized representative of the Company, on behalf of the Company.

Proposal Number 3: Sale of Scrap.Net Inc., page 6

2. Please revise your disclosure to explain what you mean when you state that if you were to continue operations, you would be forced to "go dark," and to fully explain the resulting impact on shareholders.

3. We note your response to prior comment 7. As previously requested, please revise this section to disclose any significant disadvantages relating to the proposed sale that were considered. In addition, revise your disclosure to explain what it means to be a shell company, and to include a detailed discussion of the potential negative impacts on shareholders.

4. We note your response to prior comment 8. As previously requested, please revise this section to: describe in material detail how the sale price and form of consideration were determined and negotiated, disclose the extent of the involvement of Paul and James Roszel in the negotiations, and state the views of your board of directors as to whether the transaction is fair to and in the best interests of your shareholders.

Proposal Number 4: Reverse Split of Common Stock, page 10

5.   We note your response to prior comment 14 and your revised disclosure on page 10 that: "[a]t this time the Company has not entered into any potential transactions related to financings, corporate merger or acquisition." Please revise this section to include a clear and unambiguous statement, consistent with your response, that you currently have no plans, proposals, or arrangements to issue for any purpose, including future acquisitions and/or financings, any of the authorized shares of common stock that would become newly available following the reverse stock split.

6.   We note your response to prior comment 15, which asked you to discuss the possible anti-takeover effects of the effective increase in your authorized shares, and to inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium. Although you state on page 10 that you have no plans to introduce any anti-takeover measures surrounding the reverse stock split proposal, please revise to specifically discuss the possible anti-takeover effects of the effective increase in your authorized shares, and to inform stockholders that management might use the additional shares to resist or frustrate a third-party transaction, favored by a majority of the independent stockholders, which would provide an above-market premium.

7.   Note 2 to the table on page 10 states that the number of Class "N" shares included in the post-reverse stock split column of the table assumes that your stockholders have approved Proposal Number 3, the sale of Scrap.Net. We note that Proposal Number 4 does not appear to be cross-conditioned on stockholder approval of Proposal Number 3. If this is correct, please revise the table to also reflect the Class "N" shares issued and outstanding if Proposal Number 3 is not approved by stockholders. If, however, Proposal Number 4 is cross-conditioned on stockholder approval of Proposal Number 3, revise the disclosure throughout the proxy statement accordingly.

                          *   *   *   *

        As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

Please direct any questions or concerns to Evan S. Jacobson at (202) 551-3428, or, in his absence, to the undersigned at (202) 551-3457. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via Facsimile (801) 524-1098</u>
       Steven L. Taylor, Esq.
       Steven L. Taylor, PC